Filed Pursuant to Rule 433
Registration Statement No.333-257827

Issuer Free Writing Prospectus

Republic of Chile
US$1,500,000,000 2.750% Notes due 2027
Final Terms and Conditions
as of January 27, 2022

Issuer:	Republic of Chile

Title:	2.750% Notes due 2027

Expected Ratings[1]:	A1 / A / A- (Moody’s / S&P / Fitch)

Currency:	U.S. Dollars (US$)

Principal Amount:	US$1,500,000,000

Maturity Date:	January 31, 2027

Trade Date:	January 27, 2022

Expected Settlement Date (T+2):	January 31, 2022

Benchmark Treasury:	UST 1.250% due December 31, 2026

Benchmark Treasury Price/Yield:	98-01¾ / 1.663%

Spread to Benchmark Treasury:	+110 basis points

Yield to Maturity:	2.763%

Public Offering Price:	99.940% plus accrued interest, if any, from (and including) January 31, 2022 to (but excluding) the Settlement Date

Interest:	2.750% per annum payable semi-annually in arrears

Payment of Interest:	Amounts due in respect of interest will accrue and be paid semi-annually in arrears.

Interest Payment Dates:	Interest payment dates shall be on January 31 and July 31 of each year, commencing on July 31, 2022.

Optional Redemption:

Prior to December 31, 2026 (one month prior to their maturity date) (the “2027 notes Par Call Date”), Chile may redeem the 2027 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2027 notes matured on the 2027 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2027 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2027 notes Par Call Date, Chile may redeem the 2027 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2027 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” with respect to any redemption date, the yield determined by Chile as described under “Description of the Notes—Optional Redemption — 2027 notes” in the Prospectus Supplement

Denominations:	US$200,000 and integral multiples of US$1,000 in excess thereof

Day Count:	30/360

Format:	SEC Registered; Global

CUSIP/ISIN:	168863 DX3 / US168863DX33

Concurrent Offering:

In addition to these notes, on January 27, 2022, Chile offered (i) 3.500% U.S. dollar-denominated notes due 2034 in an aggregate amount of US$1,500,000,000 and (ii) 4.000% U.S. dollar-denominated notes due 2052 in an aggregate amount of US$1,000,000,000, in each case, to be issued on or about January 31, 2022, in an offering registered with the SEC.

Governing Law:	State of New York

Listing:	Application will be made to the London Stock Exchange for the Notes to be admitted to trading on the London Stock Exchange’s ISM.

Joint Bookrunners (Allocation):	Citigroup Global Markets Inc. (US$375,000,000) HSBC Securities (USA) Inc. (US$375,000,000) Santander Investment Securities Inc. (US$375,000,000) Scotia Capital (USA) Inc. (US$375,000,000)

1 The security ratings above are not a recommendation to buy, sell or hold the notes offered hereby.  The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Service and Fitch Ratings Limited.  Each of the security ratings above should be evaluated independently of any other security rating.

The following additional information of the Republic of Chile and regarding the securities is available from the SEC’s website and also accompanies this term sheet:

https://www.sec.gov/Archives/edgar/data/0000019957/000110465921091057/tm2121792d1_sb.htm

https://www.sec.gov/Archives/edgar/data/0000019957/000110465921086425/tm2120763d1_18k.htm

https://www.sec.gov/Archives/edgar/data/0000019957/000110465921087281/tm2121106d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/0000019957/000110465921094010/tm2122593d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/0000019957/000110465921115143/tm2127409d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/0000019957/000110465921147018/tm2134648d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/0000019957/000110465922007880/tm223062d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/0000019957/000110465922008066/tm223062d2_424b3.htm

Delivery of the Notes is expected on or about January 31, 2022, which will be the second Business Day following the date of pricing of the Notes.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, HSBC Securities (USA) Inc. at +1-866-811-8049, Santander Investment Securities Inc. at 1-855-403-3636, and Scotia Capital (USA) Inc. at +1-800-372-3930.

This term sheet has been prepared on the basis that any offer of the notes in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in the EEA who receives any communication in respect of, or who acquires any notes under, the offers to the public contemplated in the Prospectus Supplement, or to whom the notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires notes is not a “retail investor” (as defined above).

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the IDD, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

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